

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2021

Brian Wendling
Chief Accounting Officer and Principal Financial Officer
Qurate Retail, Inc.
12300 Liberty Boulevard
Englewood, California 80112

   Re: Qurate Retail, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2019
     Filed February 26, 2020
     File No. 1-33982

Dear Mr. Wendling:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services